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                              February 27, 2023

       Sonya Branco
       Chief Financial Officer
       CAE Inc.
       8585 C  te-de-Liesse
       Saint-Laurent, Qu  bec, H4T 1G6

                                                        Re: CAE Inc.
                                                            Form 40-F for the
Fiscal Year Ended March 31, 2022
                                                            Filed June 23, 2022
                                                            File No. 001-31402

       Dear Sonya Branco:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the Fiscal Year Ended March 31, 2022

       Management's Discussion and Analysis
       4. Consolidated Results, page 22

   1. You disclosed that you continue to be affected by ongoing supply chain disruptions.
                                                        Please revise MD&A in
future filings to more fully address whether supply chain
                                                        disruptions materially
affect your outlook or business goals. Quantify and disclose, to the extent possible, how
your revenues, profits, and/or liquidity have been impacted, and discuss known trends or
uncertainties resulting from mitigation efforts undertaken,
                                                        including whether any
mitigation efforts introduce new material risks, including those related to product
quality, reliability, or regulatory approval.
 Sonya Branco
FirstName
CAE Inc. LastNameSonya Branco
Comapany27,
February  NameCAE
            2023   Inc.
February
Page 2 27, 2023 Page 2
FirstName LastName
Consolidated Financial Statements
Note 3 - Business Combinations, page 24

2. Please provide us with the significance test calculations of Rule 1-02(w) of Regulation S-
         X supporting your conclusion that L3Harris Technologies Military Training business financial statements, pursuant to Rule 3-05 of Regulation S-X, were not required to be presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Ernest Greene at 202-551-3733 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing